SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential PLC Half Yearly Report 2010 Part 5

European Embedded Value (EEV) basis results

Operating profit based on longer-term investment returnsnote i

Results analysis by business area

	Note	Half Year 2010 £m	Half Year 2009 notes iv,vi £m	Full Year 2009 notes iv,vi £m
Asian operations
New business:
Excluding Japan	2	396	286	725
Japannote v		(1)	(9)	(12)
Total		395	277	713
Business in force	3	241	124	392
Long-term business		636	401	1,105
Asset management		36	21	55
Development expenses		(3)	(5)	(6)
Total		669	417	1,154
US operations
New business	2	361	292	664
Business in force	3	306	209	569
Long-term business		667	501	1,233
Broker-dealer and asset management		15	2	4
Total		682	503	1,237
UK operations
New business	2	135	122	230
Business in force	3	314	284	640
Long-term business		449	406	870
General insurance commission		23	27	51
Total UK insurance operations		472	433	921
M&G		143	102	238
Total		615	535	1,159
Other income and expenditure
Investment return and other income		5	13	22
Interest payable on core structural borrowings		(129)	(84)	(209)
Corporate expenditure:
Group Head Office		(86)	(74)	(146)
Asia Regional Head Office		(27)	(23)	(57)
Charge for share-based payments for Prudential schemes		(3)	(11)	(5)
Charge for expected asset management marginsnote ii		(22)	(16)	(38)
Total		(262)	(195)	(433)
Solvency II implementation costs		(22)	-	-
Restructuring costsnote iii		(5)	(14)	(27)
Operating profit based on longer-term investment returns[v]		1,677	1,246	3,090
Analysed as profits (losses) from:
New business:
Excluding Japan	2	892	700	1,619
Japannote v		(1)	(9)	(12)
Total		891	691	1,607
Business in force	3	861	617	1,601
Long-term business		1,752	1,308	3,208
Asset management		194	125	297
Other results		(269)	(187)	(415)
Total		1,677	1,246	3,090

Notes

i         EEV basis operating profit based on longer-term investment returns excludes short-term fluctuations in investment returns, the mark to market value movements on core borrowings, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors. In addition, in half year 2010 the Company incurred costs in relation to the termination of the agreement for the combination of Prudential with AIA Group Limited which have been shown separately from operating profit based on longer term investment returns.  In 2009, during the severe equity market conditions experienced in the first quarter, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail events on the Group IGD capital position. These contracts were in addition to the Group's regular operational hedging programmes. It also disposed of its Taiwan agency business. The effect of these items has been shown separately from operating profit based on longer-term investment returns. The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items together with actual investment returns. This basis of presentation has been adopted consistently throughout these statements.

ii        The value of future profits or losses from asset management and service companies that support the Group's covered businesses are included in the profits for new business and the in-force value of the Group's long-term business. The results of the Group's asset management operations include the profits from management of internal and external funds. For EEV basis reporting, Group shareholders' other income is adjusted to deduct the expected margins for the period on management of covered business. The deduction is on a basis consistent with that used for projecting the results for covered business. Group operating profit accordingly includes the variance between actual and expected profit in respect of covered business.

iii       Restructuring costs comprise the charge of £(3) million recognised on an IFRS basis and an additional £(2) million recognised on the EEV basis for the shareholders' share of restructuring costs incurred by the PAC with-profits fund.

iv       In June 2009, the Group completed the sale of its Taiwan agency business. In order to facilitate comparisons of the results of the Group's retained businesses the effect of disposal and the results of the Taiwan agency business are shown separately.

v        New business profits for the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from those of the remainder of the Group.

vi       Exchange translation
The comparative results have been prepared using previously reported exchange rates.

Summarised consolidated income statement

	Note	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Operating profit based on longer-term investment returns
Asian operations		669	417	1,154
US operations		682	503	1,237
UK operations:
UK insurance operations		472	433	921
M&G		143	102	238
		615	535	1,159

Other income and expenditure		(262)	(195)	(433)
Solvency II implementation costs		(22)	-	-
Restructuring costs		(5)	(14)	(27)
Operating profit based on longer-term investment returns		1,677	1,246	3,090
Short-term fluctuations in investment returns	5	(227)	(707)	351
Mark to market value movements on core borrowings	9	(42)	(108)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes		(25)	(71)	(84)
Effect of changes in economic assumptions and time value of cost of options and guarantees	6	(52)	(384)	(910)
Costs of terminated AIA transaction	4	(377)	-	-
Profit on sale and results for Taiwan agency business	17	-	91	91
Profit from continuing operations before tax (including actual investment returns)		954	67	1,743
Tax attributable to shareholders' profit	11	(140)	(52)	(481)
Profit from continuing operations after tax before non-controlling interests		814	15	1,262
Discontinued operations (net of tax)	1c	-	-	(14)
Profit for the period		814	15	1,248

Attributable to:
Equity holders of the Company		812	14	1,245
Non-controlling interests		2	1	3
Profit for the period		814	15	1,248

Earnings per share (in pence)

	Note	Half year 2010	Half year 2009	Full year 2009
From operating profit based on longer-term investment returns, after related tax and non-controlling interests of £1,210m (half year 2009: £881m; full year 2009: £2,221m)	12	48.0p	35.4p	88.8p
Based on profit after tax and non-controlling interests of £812m (half year 2009: £14m; full year 2009: £1,245m)	12	32.2p	0.6p	49.8p

Dividends per share (in pence)

	Half year 2010	Half year 2009	Full year 2009
Dividends relating to reporting period:
Interim dividend (2010 and 2009)	6.61p	6.29p	6.29p
Second interim dividend (2009)	-	-	13.56p
Total	6.61p	6.29p	19.85p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	6.29p
Second interim / final dividend for prior year	13.56p	12.91p	12.91p
Total	13.56p	12.91p	19.20p

Movement in shareholders' equity (excluding non-controlling interests)

	Note	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Profit for the period attributable to equity shareholders		812	14	1,245
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		806	(1,098)	(761)
Related tax		(8)	(6)	11
Dividends		(344)	(322)	(481)
New share capital subscribed		39	96	141
Reserve movements in respect of share-based payments		15	18	29
Treasury shares:
Movement in own shares held in respect of share-based payment plans		8	7	3
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		4	(8)	(3)
Mark to market value movements on Jackson assets backing surplus and required capital (gross movement)		103	97	205
Related tax		(36)	(34)	(72)
Net increase (decrease) in shareholders' equity	10	1,399	(1,236)	317
Shareholders' equity at beginning of period (excluding non-controlling interests)	7,10	15,273	14,956	14,956
Shareholders' equity at end of period (excluding non-controlling interests)	7,10	16,672	13,720	15,273

Comprising:

	30 Jun 2010 £m			30 Jun 2009£m			31 Dec 2009 £m
	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total	Long-term business operations	Asset management and other operations	Total

Asian operations:
Net assets of operation	6,736	180	6,916	5,164	144	5,308	5,781	161	5,942
Acquired goodwill	235	61	296	80	61	141	80	61	141
	6,971	241	7,212	5,244	205	5,449	5,861	222	6,083
US operations:
Net assets of operation	4,984	111	5,095	3,852	85	3,937	4,122	95	4,217
Acquired goodwill	-	16	16	-	16	16	-	16	16
	4,984	127	5,111	3,852	101	3,953	4,122	111	4,233
UK insurance operations:
Net assets of operation	5,442	17	5,459	4,658	19	4,677	5,439	37	5,476
M&G
Net assets of operation	-	190	190	-	178	178	-	173	173
Acquired goodwill	-	1,153	1,153	-	1,153	1,153	-	1,153	1,153
	-	1,343	1,343	-	1,331	1,331	-	1,326	1,326
	5,442	1,360	6,802	4,658	1,350	6,008	5,439	1,363	6,802
Other operations:
Holding company net borrowings at market valuenote 9	-	(2,343)	(2,343)	-	(861)	(861)	-	(1,780)	(1,780)
Other net liabilities	-	(110)	(110)	-	(829)	(829)	-	(65)	(65)
	-	(2,453)	(2,453)	-	(1,690)	(1,690)	-	(1,845)	(1,845)
Shareholders' equity at end of period (excluding non-controlling interests)	17,397	(725)	16,672	13,754	(34)	13,720	15,422	(149)	15,273
Representing:
Net assets	17,162	(1,955)	15,207	13,674	(1,264)	12,410	15,342	(1,379)	13,963
Acquired goodwill	235	1,230	1,465	80	1,230	1,310	80	1,230	1,310
	17,397	(725)	16,672	13,754	(34)	13,720	15,422	(149)	15,273

	30 Jun 2010	30 Jun 2009	31 Dec 2009
Net asset value per share (in pence)
Based on EEV basis shareholders' equity of £16,672m (half year 2009: £13,720m; full year 2009: £15,273m)	657p	544p	603p
Number of issued shares at period end (millions)	2,539	2,524	2,532

Annualised return on embedded value*	16%	12%	15%

 *Annualised return on embedded value is based on EEV operating profit after tax and non-controlling interests as a percentage of opening EEV basis shareholders' equity.  Half year profits are annualised by multiplying by two.

Summary statement of financial position

	Note	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Total assets less liabilities, before deduction for insurance funds		214,771	175,714	201,501
Less insurance funds:*
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds		(207,610)	(170,994)	(195,230)
Less shareholders' accrued interest in the long-term business		9,511	9,000	9,002
		(198,099)	(161,994)	(186,228)
Total net assets	7,10	16,672	13,720	15,273

Share capital		127	126	127
Share premium		1,856	1,840	1,843
IFRS basis shareholders' reserves		5,178	2,754	4,301
Total IFRS basis shareholders' equity	7	7,161	4,720	6,271
Additional EEV basis retained profit	7	9,511	9,000	9,002
Shareholders' equity (excluding non-controlling interests)	7,10	16,672	13,720	15,273

 *Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Notes on the EEV basis supplementary information

1 Basis of preparation, methodology and accounting presentation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the CFO Forum of European Insurance Companies in May 2004.  Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

      The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles.

      The EEV basis results for 2010 and 2009 half years are unaudited.  The 2009 full year results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2009.  The supplement included an unqualified audit report from the auditors.

a Covered business

The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The EEV basis results for the Group's covered business are then combined with the IFRS basis results of the Group's other operations.

      The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition of long-term insurance business for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

      With two principal exceptions, covered business comprises the Group's long-term business operations. The principal exceptions are for the closed Scottish Amicable Insurance Fund (SAIF) and for the presentational treatment of the financial position of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

      SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

      As regards PSPS, the deficit funding liability attaching to the shareholder-backed business is included in the total for Other operations, reflecting the fact that the deficit funding is being paid for by the parent company, Prudential plc.

b Methodology

i Embedded value

Overview

The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:

•     present value of future shareholder cash flows from in-force covered business (value of in-force business), less a deduction for the cost of locked-in required capital;

•     locked-in required capital; and

•     shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

      Notwithstanding the basis of presentation of results (as explained in note 1c(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 1c(i).

Valuation of new business

The contribution from new business represents profits determined by applying operating assumptions as at the end of the period.

      In determining the new business contribution for UK immediate annuity and lifetime mortgage business, which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Valuation movements on investments

With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders' equity as they arise.

      The results for any covered business conceptually reflects the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

      However, in determining the movements on the additional shareholders' interest, the basis for calculating the Jackson EEV result acknowledges that for debt securities backing liabilities the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that are broadly speaking held for the longer term.

      Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

Value of in-force business

The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

      The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the period.

Cost of capital

A charge is deducted from the embedded value for the cost of capital supporting the Group's long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (net of tax) on the capital.

      The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

      Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees

Nature of options and guarantees in Prudential's long-term business

Asian operations

Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

      Non-participating long-term products are the only ones where the insurer is contractually obliged to provide guarantees on all benefits. Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequent with market conditions are written in the Korean life operations and also are a feature of the UOB in-force book acquired in 2010. The amounts in these operations are to a much lesser extent than the policies written by the Taiwan Life business which was sold in the first half of 2009, as detailed in note 17.

US operations (Jackson)

The principal options and guarantees in Jackson are associated with the fixed annuity and Variable Annuity (VA) lines of business.

      Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.5 per cent to 5.5 per cent (for all periods for which results are prepared in this report), depending on the particular product, jurisdiction where issued, and date of issue. At half year 2010, 83 per cent (half year 2009: 84 per cent; full year 2009: 82 per cent) of the account values on fixed annuities relates to policies with guarantees of 3 per cent or less. The average guarantee rate for half year 2010 is 2.9 per cent (half year 2009: 3.0 per cent; full year 2009: 3.0 per cent).

      Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

      Jackson issues VA contracts where it contractually guarantees to the contract holder either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)) and minimum accumulation, death and income benefits.  Jackson hedges these risks using equity options and futures contracts.

      These guarantees generally protect the policyholder's value in the event of poor equity market performance.

      Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations

The only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund and SAIF.

      With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund held a provision on the Pillar I Peak 2 basis of £31 million at 30 June 2010 (30 June 2009: £37 million; 31 December 2009: £31 million) to honour guarantees on a small amount of guaranteed annuity option products.

      Beyond the generic features and the provisions held in respect of guaranteed annuities described above, there are very few explicit options or guarantees of the with-profits fund such as minimum investment returns, surrender values, or annuity values at retirement and any granted have generally been at very low levels.

      The Group's main exposure to guaranteed annuity options in the UK is through SAIF and a provision on the Pillar I Peak 2 basis of £321 million (30 June 2009: £344 million; 31 December 2009: £284 million) was held in SAIF at 30 June 2010 to honour the guarantees.

Time value

The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

      Where appropriate, a full stochastic valuation has been undertaken to determine the value of the in-force business including the cost of capital. A deterministic valuation of the in-force business is also derived using consistent assumptions and the time value of the financial options and guarantees is derived as the difference between the two.

      The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in note 16.

ii Level of required capital

In adopting the EEV Principles, Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements. Economic capital is assessed using internal models but, when applying the EEV Principles, Prudential does not take credit for the significant diversification benefits that exist within the Group. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

•     Asian operations: the level of required capital has been set at the higher of local statutory requirements and the economic capital requirement;

•     US operations: the level of required capital has been set to an amount at least equal to 235 per cent of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

•     UK insurance operations: the capital requirements are set at the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole, which for half year 2010 and 2009 was Pillar I.

iii Allowance for risk and risk discount rates

Overview

Under the EEV Principles, discount rates used to determine the present value of future cash flows are set equal to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

      Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

      The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk.  No allowance is required for non-market risks where these are assumed to be fully diversifiable. The majority of non-market and non-credit risks are considered to be diversifiable.

Market risk allowance

The allowance for market risk represents the multiple of beta x equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group's businesses.

      The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

      Product level betas are calculated each year. They are combined with the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance

The Group's methodology is to allow appropriately for credit risk. The allowance for credit risk is to cover:

•     expected long-term defaults;

•     credit risk premium (to reflect the volatility in default levels); and

•     short-term downgrades and defaults.

These allowances are initially reflected in determining best-estimate returns and through the market risk allowance described above.  However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

      The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asian operations

For Asian operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

US business

For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

      For half year 2010 and full year 2009 the risk discount rate incorporates an additional allowance for credit risk premium and short-term defaults for general account business of 150 basis points and for variable annuity business of 30 basis points to reflect the fact that a proportion of the variable annuity business is allocated to the general account.

      The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products. For half year 2009 and previously, allowance for these elements of credit risk was recognised only in the risk margin reserve charge and to the extent implicit within the market risk allowance.

UK business

a Shareholder-backed annuity business

For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

      In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, credit risk premium and short-term downgrades and defaults.  For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium and additional short-term default allowance are incorporated into the risk margin included in the discount rate.

b With-profit fund PAL annuity business

For UK annuity business written by PAL the basis for determining the appropriate aggregate allowance for credit risk has been aligned with that of UK shareholder-backed annuity business with effect from full year 2009, so as also to include provision for short-term defaults and credit risk premium. The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.  For half year 2009 the allowance for credit risk was for best estimate defaults.

c With-profit fund holdings of debt securities

The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. For the half year 2010 and full year 2009 results the assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

      For the half year 2009 results the Company's projected rate of return on debt securities of the with-profits fund was determined assuming levels of credit spreads, longer-term default allowance and discount rate methodology that were unchanged relative to those used at 31 December 2007.

Allowance for non-diversifiable non-market risks

Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

      For UK shareholder-backed annuity business, a margin of 100 basis points is used to cover the non-diversifiable non-market risks associated with the business. For the Group's other business a margin of 50 basis points is generally applied with, where necessary, an additional allowance for emerging market risk. The additional 50 basis points for UK annuities business reflects the longevity risk which is of particular relevance.

iv Management actions

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions,   levels of reversionary and terminal bonuses and credited rates.  Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

      In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management.

v With-profits business and the treatment of the estate

The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent.  The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In those few extreme scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profit funds of the Group's Asian operations.

vi Pension costs

The Group operates three defined benefit schemes in the UK. The principal scheme is the Prudential Staff Pension Scheme (PSPS). The other two, much smaller, schemes are the Scottish Amicable and M&G schemes. There is also a small scheme in Taiwan, but as part of the sale of the Taiwan agency business completed in June 2009, the Group settled the majority of the obligations under the scheme as a significant number of employees were transferred out.

      Under IFRS the surpluses or deficits attaching to these schemes are accounted for in accordance with the provisions of IAS 19 that apply the principles of IFRIC 14, providing guidance on assessing the limit in IAS 19 on the amount of surplus in a defined benefit pension scheme that can be recognised as an asset.

      Under the EEV basis the IAS 19 basis surpluses (to the extent not restricted under IFRIC 14) or deficits are initially allocated in the same manner. The shareholders' 10 per cent interest in the PAC with-profits fund estate is determined after inclusion of the portion of the IAS 19 basis surpluses or deficits attributable to the fund. Adjustments under EEV in respect of accounting for surpluses or deficits on the Scottish Amicable Pension Scheme are reflected as part of UK operations and for other defined benefit schemes the adjustments are reflected as part of 'Other operations', as shown in note 7.

      Separately, the projected cash flows of in-force covered business include the cost of contributions to the defined benefit schemes for future service based on the contribution basis applying to the schemes at the time of the preparation of the results.

vii Debt capital

Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

viii Foreign currency translation

Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period-end rates of exchange. The purpose of translating the profits and losses at average exchange rates, notwithstanding the fact that EEV profit represents the incremental value added on a discounted cash flow basis, is to maintain consistency with the methodology applied for IFRS basis reporting.

c Accounting presentation

i Analysis of profit before tax

To the extent applicable, presentation of the EEV profit for the period is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns and, except as explained in note (iv) below, the unwind of discount on the value of in-force business. Operating results include the impact of routine changes of estimates and non-economic assumptions. Non operating results comprise short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, the mark to market value movements on core borrowings and the effect of changes in economic assumptions and changes in the time value of cost of options and guarantees arising from changes in economic factors.  In half year 2010 the company incurred costs in relation to the termination of the agreement for the combination of Prudential with AIA Group Limited which have been shown separately from operating profit based on longer-term investment returns. In 2009, during the severe equity market conditions experienced in the first quarter, coupled with historically high equity volatility, the Group incurred non-recurrent costs from an exceptional short dated hedge to protect against potential tail events on the Group IGD capital position in addition to regular operational hedging programmes. These costs have been shown separately within short-term fluctuations in investment returns for half year and full year 2009. Also, in June 2009, the Group completed the disposal of the Taiwan agency business. The effect of this disposal and the results of the Taiwan agency business have been presented separately outside of the operating result.

ii Operating profit

For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, values of assets at the beginning of the reporting period are adjusted to remove the effects of short-term market movements.

      For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of year-end risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in force adjusted to reflect period-end projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may from time to time take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk.  The net effect of these changes is reflected in the result for the year.  In general, the effect is booked in operating results.

iii Effect of changes in operating assumptions

Operating profits include the effect of changes to operating assumptions on the value of in force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in force with the experience variance being determined by reference to the end of period assumptions.

iv Unwind of discount and other expected returns

The unwind of discount and other expected returns is determined by reference to the value of in-force business, required capital and surplus assets at the start of the period as adjusted for the effect of changes in economic and operating assumptions reflected in the current period.

      For UK insurance operations the amount included within operating results based on longer-term returns represents the unwind of discount on the value of in-force business at the beginning of the period (adjusted for the effect of current period assumption changes), the unwind of discount on additional value representing the shareholders' share of smoothed surplus assets retained within the PAC with-profits fund (as explained in note 1b(v) above), and the expected return on shareholders' assets held in other UK long-term business operations. Surplus assets retained within the PAC with-profits fund are smoothed for this purpose to remove the effects of short-term investment volatility from operating results. In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed.

v Pension costs

Profit before tax

Movements on the shareholders' share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group's defined benefit pension schemes adjusted for contributions paid in the year are recorded within the income statement. Consistent with the basis of distribution of bonuses and the treatment of the estate described in note 1b(iv) and (v), the shareholders' share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19.

Actuarial and other gains and losses

For pension schemes in which the IAS 19 position reflects the difference between the assets and liabilities of the scheme, actuarial and other gains and losses comprise:

•     the difference between actual and expected return on the scheme assets;

•     experience gains and losses on scheme liabilities;

•     the impact of altered economic and other assumptions on the discounted value of scheme liabilities; and

•     for pension schemes where the IAS 19 position reflects a deficit funding obligation, actuarial and other gains and losses reflect the movement in estimates of deficit funding requirements.

These items are recorded in the income statement but, consistent with the IFRS basis of presentation, are excluded from operating results.

vi Effect of changes in economic assumptions and time value of cost of options and guarantees

Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions and the time value of cost of options and guarantees resulting from changes in economic factors are recorded in non-operating results.

vii Taxation

The profit for the period for covered business is in most cases calculated initially at the post-tax level. The post-tax profit for covered business is then grossed up for presentation purposes at the effective rates of tax applicable to the countries and periods concerned. In the UK, the effective rate is the currently enacted UK corporation tax rate of 28 per cent. For Jackson, the US federal tax rate of 35 per cent is applied to gross up movements on the value of in-force business. Effects on statutory tax for the period affect the overall tax rate. For Asia, similar principles apply subject to the availability of taxable profits.

viii Inter-company arrangements

The EEV results for covered business incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF (which is not covered business) to PRIL. In addition, the analysis of free surplus and value of in-force business takes account of the impact of contingent loan arrangements between Group companies.

ix Foreign exchange rates

Foreign currency results have been translated as discussed in note 1b(viii), for which the principal exchange rates are as follows:

Local currency: £	Closing rate at 30 June 2010	Average for the 6 months to 30 June 2010	Closing rate at 30 June 2009	Average for the 6 months to 30 June 2009	Closing rate at 31 Dec 2009	Average for 2009
Hong Kong	11.65	11.85	12.76	11.57	12.52	12.14
Indonesia	13,562.15	14,007.05	16,810.22	16,449.33	15,171.52	16,173.28
Japan	132.39	139.43	158.90	142.71	150.33	146.46
Malaysia	4.84	5.04	5.79	5.35	5.53	5.51
Singapore	2.09	2.13	2.38	2.23	2.27	2.27
Taiwan	48.07	48.61	54.03	50.01	51.65	51.65
US	1.50	1.53	1.65	1.49	1.61	1.57

x Discontinued operations

The charge of £(14) million in full year 2009, which is net of nil tax, reflects completion adjustments for a previously disposed business.

2 Analysis of new business contributionnote v

	Period ended 30 Jun 2010
			Annual	Present value
			premium and	of new
			contribution	business	Pre-tax new
	New business premiums		equivalents	premiums	business	New business margin
			(APE)	(PVNBP)	contribution		note i
	Single £m	Regular £m	note i £m	note i £m	notes ii,iii £m	(APE) %	(PVNBP) %
Asian operationsnote vi	430	670	713	3,316	396	56	11.9
US operationsnote iv	5,493	11	560	5,569	361	64	6.5
UK insurance operations	2,438	138	382	3,081	135	35	4.4
Total	8,361	819	1,655	11,966	892	54	7.5

	Period ended 30 Jun 2009
			Annual	Present value
			premium and	of new
			contribution	business	Pre-tax new
	New business premiums		equivalents	premiums	business	New business margin
			(APE)	(PVNBP)	contribution		note i
	Single £m	Regular £m	note i £m	note i £m	notes ii,iii £m	(APE) %	(PVNBP) %
Asian operationsnote vi	327	492	524	2,551	286	55	11.2
US operationsnote iv	3,798	12	392	3,889	292	74	7.5
UK insurance operations	2,451	131	376	3,062	122	32	4.0
Total	6,576	635	1,292	9,502	700	54	7.4

	Year ended 31 Dec 2009
			Annual	Present value
			premium and	of new
			contribution	business	Pre-tax new
	New business premiums		equivalents	premiums	business	New business margin
			(APE)	(PVNBP)	contribution		note i
	Single £m	Regular £m	note i £m	note i £m	notes ii,iii £m	(APE) %	(PVNBP) %
Asian operationsnote vi	785	1,131	1,209	5,982	725	60	12.1
US operationsnote iv	8,885	24	912	9,048	664	73	7.3
UK insurance operations	4,768	246	723	5,902	230	32	3.9
Total	14,438	1,401	2,844	20,932	1,619	57	7.7

	New business margin (APE) %
	Half year 2010	Half year 2009	Full year 2009
Asian operationsnote vi:
China	44	45	50
Hong Kong	72	76	70
India	20	19	19
Indonesia	71	61	73
Korea	45	36	44
Taiwan	19	15	18
Other	74	84	87
Weighted average for all Asian operations	56	55	60

Notes

i      New business margins are shown on two bases, namely the margins by reference to Annual Premium Equivalents (APE) and the Present Value of New Business Premiums (PVNBP) and are calculated as the ratio of the value of new business profit to APE and PVNBP. APEs are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

ii     In determining the EEV basis value of new business written in the period the policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

iii    New business contributions represent profits determined by applying operating assumptions as at the end of the period. In general, the use of point of sale or end of period economic assumptions is not significant in determining the new business contribution for different types of business and across financial reporting periods. However, to obtain proper measurement of the new business contribution for business which is interest rate sensitive, it is appropriate to use assumptions reflecting point of sale market conditions, consistent with how the business was priced. In practice, the only area within the Group where this has a material effect is for UK shareholder-backed annuity and lifetime mortgage business. For other business within the Group end of period economic assumptions are used.

iv     The decrease in new business margin for US operations from half year and full year 2009 to half year 2010 primarily reflects the changes to the assumed new business spread margins for Fixed Annuity and Fixed Index Annuity business as described in note 16b.

v      The half year and full year 2009 comparatives shown in the table are translated at average exchange rates for the period.

vi     The tables above include new business for the Taiwan bank distribution operation.  New business excludes the Taiwan Agency business, which was sold in June 2009 (as explained in note 17) and the Japanese insurance operations, in which the Company ceased selling new business from 15 February 2010.

3 Operating profit from business in force

Group summary

	Period ended 30 Jun 2010
	Asian	US	UK
	operations	operations	operations
	note i	note ii	note iii	Total
	£m	£m	£m	£m
Unwind of discount and other expected returns	300	181	292	773
Effect of changes in operating assumptions	(14)	3	-	(11)
Experience variances and other items	(45)	122	22	99
Total	241	306	314	861

	Period ended 30 Jun 2009
	Asian	US	UK
	operations	operations	operations
	note i	note ii	note iii	Total
	£m	£m	£m	£m
Unwind of discount and other expected returns	248	142	291	681
Effect of changes in operating assumptions	(64)	(13)	-	(77)
Experience variances and other items	(60)	80	(7)	13
Total	124	209	284	617

	Year ended 31 Dec 2009
	Asian	US	UK
	operations	operations	operations
	note i	note ii	note iii	Total
	£m	£m	£m	£m
Unwind of discount and other expected returns	489	344	588	1,421
Effect of changes in operating assumptions	(12)	101	-	89
Experience variances and other items	(85)	124	52	91
Total	392	569	640	1,601

Analysis by business unit

i         Asian operations

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Unwind of discount and other expected returns[a]	300	248	489
Effect of changes in operating assumptions:
Mortality and morbidity[b]	(2)	-	26
Expense[c]	10	(9)	(32)
Persistency[d]	(8)	(60)	(78)
Other[e]	(14)	5	72
	(14)	(64)	(12)
Experience variances and other items:
Mortality and morbidity[f]	28	21	52
Expense[g]	(31)	(31)	(43)
Persistency[h]	(41)	(47)	(76)
Other	(1)	(3)	(18)
	(45)	(60)	(85)
	241	124	392

          Notes

a     The increase in unwind of discount and other expected returns from £248 million for half year 2009 to £300 million for half year 2010 mainly arises from the growth in the in-force book.

b     The favourable effect of £26 million in full year 2009 for mortality and morbidity assumption changes primarily arises in Indonesia of £24 million reflecting recent experience.

c     The credit of £10 million in half year 2010 for expense assumption changes primarily arises in Vietnam of £9 million. The charge of £(32) million in full year 2009 for strengthened expense assumptions arises principally in Hong Kong of £(23) million with the balance across the regions.

d     The charge of £(8) million in half year 2010 for the effect of changes in persistency assumptions arises in India for changes in the paid-up assumption on linked business. The negative effects of the change in persistency assumptions of £(60) million in half year 2009 and £(78) million in full year 2009 are mainly a direct consequence of the impact on policyholders' savings behaviour from adverse economic and market conditions, arising mostly with investment related products, principally in Korea (half year 2009: £(23) million; full year 2009: £(25) million), and Hong Kong  (half year 2009: £(14) million; full year 2009: £(12) million) and also in Indonesia in full year 2009 of £(24) million.

e     The effect of other assumption changes for full year 2009 of £72 million comprises the one-off positive impact of £69 million for altered projected net of tax cash flows arising from a regulatory reclassification of health and protection products in Hong Kong, a credit of £13 million for the effect of altered application of the Group's EEV methodology and a net charge of £(10) million for other items. The £13 million effect comprises adjustments for asset management margins in Indonesia and Korea of £37 million and a charge of £(24) million to better align the assumed capital requirement with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam, and other minor adjustments with a neutral net effect.

f      The favourable effects of £28 million for half year 2010 (half year 2009: £21 million; full year 2009: £52 million) relating to mortality and morbidity experience variances reflect better than expected experience across the territories.

g     The negative expense experience variance of £(31) million for half year 2010 and £(43) million in full year 2009 arises across the territories, including Korea of £(9) million for half year 2010 and £(10) million for full year 2009, which reflect the lower level of sales in both periods and in Taiwan following the sale of the Agency business, for which the negative variances are £(5) million and £(8) million respectively.  The charge for half year 2009 of £(31) million primarily arises from small negative expense variances across most territories reflecting the lower level of sales in the period.

Also included for all periods are expense overruns for operations which are at a relatively early stage of development, for which actual expenses are in excess of those factored into the product pricing.  This represents a charge of £(12) million for half year 2010 and £(16) million for full year 2009.

h     The negative persistency experience variance of £(41) million in half year 2010 principally arises in India of £(12) million, primarily relating to higher paid-ups and surrenders on unit-linked business and in Indonesia with an impact of £(11) million, which in part reflects adverse first year lapse experience.  Also included is a charge of £(8) million in Malaysia, reflecting higher partial withdrawal for unit-linked business as a result of the significant rise in the local equity market and a charge of £(6) million in Korea, for which the improvement from 2009 levels reflects the implementation of persistency improvement programmes in 2010.  The charge of £(47) million in half year 2009 relating to negative persistency experience mainly arises as customers have withdrawn from investment-related products (for which assumptions have been strengthened as explained above), including a charge in Korea of £(18) million.  The charge of £(76) million in full year 2009 relating to negative persistency experience arises across the region with the largest impacts in Korea (£(29) million), India (£(11) million) and Japan (£(9) million).

ii        US operations

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Unwind of discount and other expected returns[a]	181	142	344
Effect of changes in operating assumptions:
Guaranteed Minimum Withdrawal Benefit (GMWB) policyholder behaviour[b]	-	-	156
Mortality[c]	10	35	33
Variable Annuity (VA) fees[d]	27	(14)	(13)
Other[e]	(34)	(34)	(75)
	3	(13)	101
Experience variances and other items:
Spread experience variance[f]	61	4	(3)
Amortisation of interest-related realised gains and losses[f]	47	34	59
Other[g]	14	42	68
	122	80	124
	306	209	569

          Notes

a     The increase in unwind of discount and other expected returns from £142 million for half year 2009 to £181 million for half year 2010 mainly arises from the growth in the in-force book and increase in the weighted risk discount rate.

b     The positive impact of the change in GMWB policyholder behaviour assumptions of £156 million for full year 2009 reflects the altered assumptions relating to the utilisation of withdrawal features available to policyholders on VA contracts which have been modified to take account of the more recent experience of policyholder behaviour when benefits are 'in the money'. Previously, policyholder behaviour for the utilisation of GMWB was assumed to be largely driven by the extent to which benefits were in the money.  For full year 2009, the assumption has been altered to take account of recent experience which shows that the attained age of the policyholder is the key factor in determining utilisation levels.

c     The credit of £10 million for updates to mortality assumptions in half year 2010 represents a credit of £29 million for business other than variable annuity reflecting recent experience, partially offset by a negative effect on variable annuity business of £(19) million for a change in the modelling of mortality rates.  The £35 million credit for mortality in half year 2009 and the £33 million credit for mortality in full year 2009 primarily reflects lower mortality rates for the Life of Georgia business, based upon actual experience since the acquisition of the business in 2005.

d     The effect of the change of assumption for VA fees represents the capitalised value of the change in the projected level of policyholder advisory fees, which vary according to the size and mix of VA funds.  The credit of £27 million for half year 2010 reflects an increase in the projected level of fees paid by policyholders, according to the current fund mix.  The negative effect of the change in half year and full year 2009 of £(14) million and £(13) million respectively represents a reduction in the level of fees.

e    The charge of £(34) million for other operating assumption changes in half year 2010 includes a credit of £4 million for the overall effect of changes to persistency assumptions and the net effect of a number of items including a charge of £(19) million for the altered projection of life reserves run-off. The charge of £(34) million for other operating assumption changes for half year 2009 includes a charge for the effect of changes in persistency assumptions of £(56) million reflecting £(30) million for an increase in the assumed utilisation of the partial withdrawal option on Variable and Fixed Annuity business, and £(26) million for the effect of other altered lapse rates, in line with experience.  The effect of other changes in assumptions in full year 2009 of £(75) million primarily represents the negative impact of changes in persistency assumptions of £(53) million, reflecting an increase in the assumed utilisation of the partial withdrawal option on Variable and Fixed Annuity business of £(29) million and £(24) million for the effect of other altered lapse rates, in line with experience.

f      The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults.  Spread experience variance is better assessed in the context of both spread and amortisation of interest-related realised gains and losses. Amortisation of interest-related gains and losses reflects the same treatment applied to the supplementary analysis of IFRS profit. When bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits. The net effect on the EEV results of these two items for half year 2010 is a credit of £108 million (half year 2009: £38 million; full year 2009: £56 million) with half year 2010 primarily reflecting income from portfolio duration management in the period of £48 million.  The increase in amortisation of interest-related realised gains and losses from half year 2009 of £34 million to £47 million in half year 2010 reflects the increased level of realised gains in the second half of 2009.

g    The credit of £14 million for other experience variances for half year 2010 and credit of £42 million for half year 2009 primarily relate to favourable expense, mortality and persistency experience variances.  The credit of £68 million for other items for full year 2009 primarily represents favourable expense experience variance of £40 million relating to marketing expenses and positive mortality experience of £32 million primarily relating to life products.

iii       UK insurance operations

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Unwind of discount and other expected returns	292	291	588
Other itemsnote	22	(7)	52
	314	284	640

          Note

Other items for half year 2010 of a credit of £22 million mainly relates to changes in the proportion married assumption used within the valuation of immediate annuity business.  For full year 2009, other items of a credit of £52 million includes a positive £22 million for the effects of rebalancing the UK annuity business asset portfolio backing the liabilities to policyholders arising from the altered value arising from the revised projected yield and allowances for default risk.

4 Costs of terminated AIA transaction

The following costs were incurred in relation to the proposed, and now terminated, transaction to purchase AIA Group Limited and related rights issue.

Half year 2010
£m
Termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66
Total costs before tax	377
Associated tax relief	(93)
Total costs after tax	284

5 Short-term fluctuations in investment returns

	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Insurance operations:
Asianote i	(21)	101	437
USnote ii	(140)	(304)	(401)
UKnote iii	(78)	(363)	445
Other operations:
IGD hedge costsnote iv	-	(216)	(235)
Othernote v	12	75	105
Total	(227)	(707)	351

Notes

i         Asian operations

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Singapore	(42)	72	159
Hong Kong	(31)	(15)	113
Vietnam	14	(14)	(47)
Other operations	38	58	212
	(21)	101	437

       For half year 2010 short-term fluctuations for Asian operations of £(21) million primarily reflect the deterioration in equity markets, particularly in Hong Kong and Singapore, partly offset by the impact of positive bond returns, mainly arising in Vietnam. For half year 2009 short-term fluctuations for Asian operations of £101 million reflect the effect of strong equity market performance across the region offset by the impact of negative bond returns, particularly in Hong Kong, Malaysia and Singapore.  In addition, in Vietnam there was a switch in the portfolio from equities to other assets in early 2009.  The short-term fluctuations in investment returns in Asia for full year 2009 of £437 million reflect the effect of strong equity market performance in particular for participating business and unit-linked business where the in-force value benefits from increases in shareholder transfers and from the capitalisation of increased projected fees due to the higher asset base at the end of the year.

ii     US operations

       The fluctuations for US operations comprise the following items:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Actual realised losses less default assumption and amortisation of interest-related gains and losses for fixed income securities and related swap transactions[a]	(175)	(287)	(367)
Actual less long-term return on equity based investments and other items[b]	5	(75)	(144)
Investment return related gain due primarily to changed expectation of profits on in-force variable annuity business in future periods based on current period equity returns, net of related hedging activity for equity related products [c]	30	58	110

Total Jackson	(140)	(304)	(401)

Notes

a     The charges relating to fixed income securities for all periods shown above primarily represents the excess of the credit-related losses in the year on the US statutory basis over the amortisation of interest-related gains and longer-term default assumption included within operating profit.

b     The charge in full year 2009 of £(144) million for actual less long-term return on equity based investments and other items primarily relates to the shortfall of actual return against the expected return on investments in limited partnerships.

c     This item arises due to the market returns, net of related hedging activity, being higher or lower than the assumed longer-term rate of return. This gives rise to higher or lower than expected period end values of variable annuity assets under management with a resulting effect on the projected value of future account values and hence future profitability from altered fees. For half year 2010 the US equity market returns were approximately negative 3.3 per cent compared to the assumed longer-term rate of 3.25 per cent for the period which was more than offset by the impact of hedging activity.  For half year and full year 2009, the US equity market returns were approximately positive 5.3 per cent (full year 2009: 24 per cent) compared to the assumed longer-term rate of 3.55 per cent (full year 2009 7.4 per cent).

iii       UK insurance operations

          The short-term fluctuations in investment returns for UK insurance operations represents:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
With-profits[a]	(76)	(270)	430
Shareholder-backed annuity[b]	17	(60)	(40)
Unit-linked and other[c]	(19)	(33)	55
	(78)	(363)	445

Notes

a     For with-profits business the charge for half year 2010 of £(76) million (half year 2009: £(270) million) reflects the positive 2.6 per cent (half year 2009: negative one per cent) actual investment return on the PAC with-profits fund against an assumed rate of 3.3 per cent for both periods.  The credit for full year 2009 of £430 million reflects the positive variance of 8.6 per cent against the assumed long-term return for the investments covering policyholder liabilities and unallocated surplus.

b     Short-term fluctuations in investment returns for shareholder-backed annuity business include gains (losses) on surplus assets relative to the expected return due to a fall (rise) in yields and mismatching profits and losses arising from the impacts of changes in yields on assets and liabilities of differing durations.  The short-term fluctuations in investment returns for half year 2010 of a credit of £17 million primarily represent gains arising on surplus assets of £47 million, partially offset by mismatching losses of £(28) million. The charge of £(60) million for half year 2009 primarily relates to losses on surplus assets.  For full year 2009, the charge of £(40) million represents mismatching losses of £(105) million, partially offset by better than expected default experience of £22 million with the remaining balance of £43 million consisting of positive movements in other asset values partially offset by losses on surplus assets.

c     The charge of £(19) million for half year 2010, £(33) million for half year 2009 and the credit of £55 million in full year 2009 relate primarily to unit-linked business representing the (decrease) increase in capitalised value of future fees arising from the (negative) positive movements in market values experienced during the relevant reporting periods.

iv       IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programmes. The hedge contracts expired in 2009 and have not been renewed.

v        Other operations

Short-term fluctuations in investment returns of Other operations, in addition to the previously discussed IGD hedge costs, arise from:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Unrealised value movements on swaps held centrally to manage Group assets and liabilities	-	69	28
Unrealised value movements on Prudential Capital bond portfolio	12	2	66
Unrealised value movements on investments held by Other operations	-	4	11
	12	75	105

6 Effect of changes in economic assumptions and time value of cost of options and guarantees

The effects of changes in economic assumptions and time value of cost of options and guarantees resulting from changes in economic factors for in-force business included within the profit from continuing operations before tax (including actual investment returns) arise as follows:

	Half year 2010 £m			Half year 2009 £m			Full year 2009 £m
		Change in			Change in			Change in
		time value			time value			time value
	Change in	of cost of		Change in	of cost of		Change in	of cost of
	economic	options and		economic	options and		economic	options and
	assumptions	guarantees	Total	assumptions	guarantees	Total	assumptions	guarantees	Total
Asian operationsnote i	(61)	5	(56)	(86)	(3)	(89)	(165)	(9)	(174)
US operationsnote ii	(20)	6	(14)	(60)	24	(36)	(528)	10	(518)
UK insurance operationsnotes iii,iv	25	(7)	18	(264)	5	(259)	(270)	52	(218)
Total	(56)	4	(52)	(410)	26	(384)	(963)	53	(910)

Notes

i      The charge of £(61) million for the effect of changes in economic assumptions in half year 2010 primarily reflects the effects of derisking certain asset portfolios in Hong Kong and Singapore with a total impact of a charge of £(96) million partially offset by the effects of routine adjustments for changes in economic factors.  The charge for half year 2009 of £(86) million and full year 2009 of £(165) million primarily reflects increases in risk discount rates and fund earned rates (as shown in note 16b), with the largest impact arising for Hong Kong US dollar denominated business arising from the increase in US dollar government bond yields.  For full year 2009 the £(165) million charge is net of a credit of £96 million for the effect of altered economic assumptions for Indonesia and Korea arising from a change in the application of the Group's methodology for these operations (as discussed in note 16b).

ii    The charge of £(20) million for the effect of changes in economic assumptions for US operations for half year 2010 reflects the following:

	Half year 2010	Half year 2009	Full year 2009
	£m	£m	£m
Effect of changes in 10-year treasury rates, beta and equity risk premium:[a]
Fixed annuity and other general account business	125	(253)	(410)
Variable Annuity (VA) business	(145)	193	183
Increase in risk margin allowance for credit risk[b]	-	-	(301)
	(20)	(60)	(528)

Notes

a     For Jackson, the charge for the effect of changes in economic assumptions represents the aggregate of the effects of changes to projected returns and the risk discount rate. The risk discount rate, as discussed in note 1b(iii), represents the aggregate of the risk-free rate and margin for market risk, credit risk and non-diversifiable non-market risk.

For fixed annuity and other general account business the effect of changes to the risk-free rate, which is defined as the 10-year treasury rate, is reflected in the risk discount rate. This discount rate is in turn applied to projected cash flows which principally reflect projected spread, which is largely insensitive to changes in the risk-free rate. For VA business, changes to the risk-free rate are also reflected in determining the risk discount rate. However, the projected cash flows are also reassessed for altered investment returns on the underlying separate account assets from which fees are charged.  For half year 2010, the effect of these changes resulted in an overall credit for fixed annuity and other general account business of £125 million and a charge of £(145) million for VA business reflecting the reduction of 0.9 per cent in the risk-free rate (as shown in note 16b).

For half year and full year 2009, the effect of these changes resulted in an overall charge on fixed annuity and other general account business of £(253) million and £(410) million respectively and an overall credit on VA business of £193 million and £183 million, reflecting the increase in the risk-free rate of 1.3 per cent and 1.6 per cent for these periods.

b       From full year 2009, the Group has included an additional allowance for credit risk. In determining this allowance a number of factors were considered. These factors, in particular, include:

     i        How much of the credit spread on debt securities represents an increased credit risk not reflected in the Risk Margin Reserve (RMR) long-term default assumptions, and how much is liquidity premium. In assessing this effect consideration has been given to a number of approaches to estimating the liquidity premium by considering statistical data over the four years from 2006 to 2009, and

     ii      Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit loss to policyholders (subject to guarantee features) through lower crediting rates. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

         After taking these and other more detailed factors into account and, based on market conditions in late 2009, the risk discount rate for general account business was increased by 150 basis points as an additional allowance for credit risk. For VA business, the additional allowance increase was set at 20 per cent of the non-VA business increase to reflect the fact that a proportion of the VA business is allocated to general account holdings of debt securities.  For half year 2010 these additional allowances have been maintained at 2009 levels, reflecting June 2010 market conditions.

The additional allowance to be applied in future reporting periods will be altered, as necessary, for future credit conditions and as the business in force alters over time.

iii       The effect of changes in economic assumptions of a credit of £25 million for UK insurance operations for half year 2010 comprises the effect of:

	Half year 2010 £m			Half year 2009 £m			Full year 2009 £m
	Shareholder-	With-		Shareholder-	With-		Shareholder-	With-
	backed	profits		backed	profits		backed	profits
	annuity	and other		annuity	and other		annuity	and other
	business	business		business	business		business	business
	note a	note b	Total	note a	note b	Total	note a	note b	Total
(Decrease) increase in expected long-term rates of return	(72)	(269)	(341)	(264)	78	(186)	(284)	191	(93)
Decrease (increase) in risk discount rates	100	241	341	105	(113)	(8)	240	(311)	(71)
Other changes	-	25	25	-	(70)	(70)	25	(131)	(106)
	28	(3)	25	(159)	(105)	(264)	(19)	(251)	(270)

Notes

a     For half year 2010, the effects of decreases in expected long-term rates of return and risk discount rates for shareholder-backed annuity business primarily reflect the reductions in gilt rates of 0.4 per cent, as shown in note 16b.  For half year 2009, the charge of £(264) million for shareholder-backed annuity business arising as a result of a decrease in expected long-term rates of return, reflects primarily an increase in the allowance for best estimate expected defaults.  This is partially offset by a credit of £105 million reflecting a decrease in risk discount rates.  In full year 2009, the overall charge of £(19) million reflects the effects of regular economic assumption changes. However, the amounts for the component line items shown above reflect a change in the composition of the default allowance between best estimate levels (which are reflected in the long-term rates of return) and allowance for credit risk premium and additional short-term defaults reflected in the risk discount rate.

b     For half year 2010, the charge of £(3) million for with-profits and other business reflects a decrease in fund earned rates and risk discount rates driven by the decrease in gilt rates of 0.4 per cent in the period.  For half year 2009, the charge of £(105) million for with-profits and other business reflects an increase in risk discount rates, with a smaller impact from the increase in fund earned rates, primarily driven by the increase in gilt rates of 0.4 per cent in the period.  In full year 2009, the charge of £(251) million for with-profits and other business reflects the fact that the risk discount rate has increased significantly more than the earned rate as a result of the revised correlation assumptions, lower equity backing ratio and very low cash return.

iv       The effect of changes in time value of cost of options and guarantees of a credit of £52 million in full year 2009 for UK insurance operations primarily relates to with-profits business reflecting the effect of the improved investment return achieved in 2009, combined with an overall beneficial impact arising from changes in economic assumptions.

7 Shareholders' funds - segmental analysis

	30 Jun 2010 £m	30 Jun 2009 £m	31 Dec 2009 £m
Asian operations
Long-term business:
Net assets of operations - EEV basis shareholders' funds	6,736	5,164	5,781
Acquired goodwillnote iii	235	80	80
	6,971	5,244	5,861
Asset management:note i
Net assets of operations	180	144	161
Acquired goodwill	61	61	61
	241	205	222
	7,212	5,449	6,083
US operations
Jackson - EEV basis shareholders' funds (net of surplus note borrowings of £182m (half year 2009: £140m; full year 2009: £158m)note 9)	4,984	3,852	4,122
Broker-dealer and asset management operations:note i
Net assets of operations	111	85	95
Acquired goodwill	16	16	16
	127	101	111
	5,111	3,953	4,233
UK operations
Insurance operations:
Long-term business operations:
Smoothed shareholders' funds	5,549	5,022	5,547
Actual shareholders' funds less smoothed shareholders' funds	(107)	(364)	(108)
EEV basis shareholders' funds	5,442	4,658	5,439
Othernote i	17	19	37
	5,459	4,677	5,476
M&G:note i
Net assets of operations	190	178	173
Acquired goodwill	1,153	1,153	1,153
	1,343	1,331	1,326
	6,802	6,008	6,802
Other operations
Holding company net borrowings at market valuenote 9	(2,343)	(861)	(1,780)
Other net liabilitiesnote i	(110)	(829)	(65)
	(2,453)	(1,690)	(1,845)
Total	16,672	13,720	15,273

Representing:

	30 Jun 2010 £m			30 Jun 2009 £m			31 Dec 2009 £m
	Statutory IFRS basis shareholders' equity	Additional retained profit on an EEV basis	EEV basis shareholders' equity	Statutory IFRS basis shareholders' equity	Additional retained profit on an EEV basis	EEV basis shareholders' equity	Statutory IFRS basis shareholders' equity	Additional retained profit on an EEV basis	EEV basis shareholders' equity
Asian operations	1,992	4,979	6,971	1,576	3,668	5,244	1,462	4,399	5,861
US operations	3,905	1,079	4,984	2,046	1,806	3,852	3,011	1,111	4,122
UK insurance operations	1,920	3,522	5,442	1,730	2,928	4,658	1,902	3,537	5,439
Total long-term business operations	7,817	9,580	17,397	5,352	8,402	13,754	6,375	9,047	15,422
Other operationsnote ii	(656)	(69)	(725)	(632)	598	(34)	(104)	(45)	(149)
Group total	7,161	9,511	16,672	4,720	9,000	13,720	6,271	9,002	15,273

Notes

i         With the exception of the share of the Prudential Staff Pension Scheme (PSPS) deficit attributable to the PAC with-profits fund, which is included in 'Other operations' net liabilities, these amounts have been determined on the statutory IFRS basis. The overall pension scheme deficit, net of tax, attributable to shareholders relating to PSPS is determined as shown below:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	£m	£m	£m
IFRS basis deficit (relating to shareholder-backed operations)	(13)	(69)	(16)
Additional EEV deficit (relating to shareholders' 10 per cent share of the IFRS basis deficit attributable to the PAC with-profits fund)	(4)	(11)	(5)
EEV basis*	(17)	(80)	(21)

*For half year 2009, the EEV basis deficit of £(80) million for other operations includes the shareholders' share of the deficit on the Scottish Amicable Pension Scheme, which from full year 2009 onwards is included within the shareholders' funds of UK long-term business operations.

ii        The additional retained profit on an EEV basis for Other operations represents the mark to market value difference on holding company net borrowings of a charge of £(50) million (half year 2009: credit of £634 million; full year 2009: charge of £(26) million) and the effect of accounting for pension costs for the Prudential Staff Pension Scheme.

iii       The increase in acquired goodwill for Asian long-term business operations from £80 million for full year 2009 to £235 million for half year 2010 represents £145 million arising from the acquisition of United Overseas Bank Life Assurance Limited (as shown in note 14) and £10 million for exchange rate movements.

8 Analysis of movement in free surplus

Free surplus is the market value of the net worth in excess of the capital required to support the covered business. Where appropriate, adjustments are made to the regulatory basis net worth from the local regulatory basis so as to include backing assets movements at fair value rather than cost so as to comply with the EEV principles. Prudential has based required capital on its internal targets for economic capital subject to it being at least the local statutory minimum requirements, as described in note 1b(ii).

	Half year 2010 £m
		Asset	Free surplus of
		management	long-term
		and UK	business, asset
		general	management
	Long-term	insurance	and UK general
Long-term business and asset management operationsnote i	business note 13	commission note ii	insurance commission
Underlying movement:
New business:
Excluding Japan	(337)	-	(337)
Japan	(2)	-	(2)
Total	(339)	-	(339)
Business in force:
Expected in-force cash flows (including expected return on net assets)	961	154	1,115
Effects of changes in operating assumptions, operating experience variances and other operating items	171	-	171
	793	154	947
Changes in non-operating itemsnote iii	56	(4)	52
	849	150	999
Net cash flows to parent companynote iv	(344)	(116)	(460)
Exchange movements, timing differences and other itemsnote v	167	(2)	165
Net movement in free surplus	672	32	704
Balance at 1 January 2010	2,065	466	2,531
Balance at 30 June 2010	2,737	498	3,235
Representing:
Asian operationsnote 13	970	180	1,150
US operationsnote 13	1,209	111	1,320
UK insurance operationsnote 13	558	207	765
	2,737	498	3,235
1 January 2010
Representing:
Asian operationsnote 13	801	161	962
US operationsnote 13	749	95	844
UK insurance operationsnote 13	515	210	725
	2,065	466	2,531

Notes

i         All figures are shown net of tax.

ii        For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders' funds as shown in note 7.

iii       Changes in non-operating items.
   This represents short-term fluctuations in investment returns, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and the effect of changes in economic assumptions for long-term business operations.
   Short-term fluctuations in investment returns primarily reflect temporary market movements on the portfolio of investments held by the Group's shareholder-backed operations together with the shareholders' 10 per cent interest in the value movements on the assets in the with-profits funds.

iv       Net cash flows to parent company reflect the flows for long-term business operations as included in the holding company cash flow at transaction rates.

v        Exchange movements, timing differences and other items represent:

		Asset
		management
		and UK
		general
	Long-term	insurance
	business	commission	Total
	£m	£m	£m
Exchange movements	136	21	157
Mark to market value movements on Jackson assets backing surplus and required capitalnote 13	67	-	67
Other	(36)	(23)	(59)
	167	(2)	165

9 Net core structural borrowings of shareholder-financed operations

	30 Jun 2010£m			30 Jun 2009£m			31 Dec 2009 £m
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and short-term investments	(1,023)	-	(1,023)	(1,252)	-	(1,252)	(1,486)	-	(1,486)
Core structural borrowings - central fundsnote	3,316	50	3,366	2,747	(634)	2,113	3,240	26	3,266
Holding company net borrowings	2,293	50	2,343	1,495	(634)	861	1,754	26	1,780
Core structural borrowings - Jackson	166	16	182	152	(12)	140	154	4	158
Net core structural borrowings of shareholder-financed operations	2,459	66	2,525	1,647	(646)	1,001	1,908	30	1,938

*Including central finance subsidiaries.

Note

EEV basis holding company borrowings comprise:

	30 Jun	30 Jun	31 Dec
	2010 £m	2009 £m	2009 £m
Perpetual subordinated capital securities (Innovative Tier 1)	1,470	612	1,351
Subordinated debt (Lower Tier 2)	1,323	1,056	1,372
Senior debt	573	445	543
	3,366	2,113	3,266

In May 2009, the Company repaid maturing £249 million senior debt and in the same month the Company issued £400 million subordinated notes in part to replace the maturing debt.

      In July 2009, the Company issued US$750 million perpetual subordinated capital securities.

In accordance with the EEV Principles, core borrowings are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the market value adjustment above.

      The movement of £36 million in the mark to market value adjustment from £30 million in full year 2009 to £66 million in half year 2010 comprises a loss of £42 million included in the consolidated income statement less a credit of £(6) million for foreign exchange effects.

10 Reconciliation of movement in shareholders' funds

	Half year 2010 £m
	Long-term business operations				Other operations	Group Total
	Asian operations	US operations	UK insurance operations	Total long-term business operations
Operating profit (based on longer-term investment returns)
Long-term business:
New business:
Excluding Japannote 2	396	361	135	892	-	892
Japan	(1)	-	-	(1)	-	(1)
Total	395	361	135	891	-	891
Business in forcenote 3	241	306	314	861	-	861
	636	667	449	1,752	-	1,752
Asia development expenses	(3)	-	-	(3)	-	(3)
UK general insurance commission	-	-	-	-	23	23
M&G	-	-	-	-	143	143
Asian asset management operations	-	-	-	-	36	36
US broker-dealer and asset management	-	-	-	-	15	15
Other income and expenditure	-	-	-	-	(262)	(262)
Solvency II implementation costs	-	-	(2)	(2)	(20)	(22)
Restructuring costs	-	-	(5)	(5)	-	(5)
Operating profit based on longer-term investment returns	633	667	442	1,742	(65)	1,677
Short-term fluctuations in investment returnsnote 5	(21)	(140)	(78)	(239)	12	(227)
Mark to market value movements on core borrowingsnote 9	-	(12)	-	(12)	(30)	(42)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	(9)	(9)	(16)	(25)
Effect of changes in economic assumptions and time value of cost of options and guaranteesnote 6	(56)	(14)	18	(52)	-	(52)
Costs of terminated AIA transactionnote 4	-	-	-	-	(377)	(377)
Profit (loss) from continuing operations before tax (including actual investment returns)	556	501	373	1,430	(476)	954
Tax (charge) credit attributable to shareholders' profit (loss):note 11
Tax on operating profit	(133)	(227)	(123)	(483)	18	(465)
Tax on short-term fluctuations in investment returns	9	195	22	226	(7)	219
Tax on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	-	-	2	2	4	6
Tax on effect of changes in economic assumptions and time value of cost of options and guarantees	7	5	(5)	7	-	7
Tax on costs of terminated AIA transactionnote 4	-	-	-	-	93	93
Total tax (charge) credit	(117)	(27)	(104)	(248)	108	(140)
Non-controlling interests	-	-	-	-	(2)	(2)
Profit (loss) for the period	439	474	269	1,182	(370)	812
Exchange movements on foreign operations and net investment hedgesnote i	535	336	-	871	(65)	806
Related tax	-	-	-	-	(8)	(8)
Intra-group dividends (including statutory transfer)note iv	(114)	-	(261)	(375)	375	-
External dividends	-	-	-	-	(344)	(344)
Reserve movements in respect of share-based payments	-	-	-	-	15	15
Acquisition of UOB Lifenotes iii and 14	75	-	-	75	(75)	-
Investment in operationsnote iv	21	-	4	25	(25)	-
Other transfersnote v	(1)	(15)	(9)	(25)	25	-
Movement in own shares held in respect of share-based payment plans	-	-	-	-	8	8
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	-	-	-	-	4	4
New share capital subscribed	-	-	-	-	39	39
Mark to market value movements on Jackson assets backing surplus and required capital (net of related tax of £36m)note 13	-	67	-	67	-	67
Net increase (decrease) in shareholders' equity	955	862	3	1,820	(421)	1,399
Shareholders' equity at 1 January 2010notes ii and 7	5,781	4,122	5,439	15,342	(69)	15,273
Shareholders' equity at 30 June 2010notes ii and 7	6,736	4,984	5,442	17,162	(490)	16,672

Notes

i      Profits are translated at average exchange rates, consistent with the method applied for statutory IFRS basis results. The amounts recorded above for exchange rate movements reflect the difference between 30 June 2010 and 31 December 2009 exchange rates as applied to shareholders' funds at 1 January 2010 and the difference between 30 June 2010 exchange rates and average rates for the six months ended 30 June 2010.

ii     For the purposes of the table above, goodwill related to Asia long-term operations (as shown in note 7) is included in Other operations.

iii    The charge of £(75) million for Other operations relating to the acquisition of UOB Life represents cash consideration paid of £(220) million offset by goodwill arising on the acquisition of £145 million (as shown in note 14).

iv     Total intra-group dividends and investment in operation represent:

	Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m	Other operations	Total
Intra-group dividends (including statutory transfer)	(114)	-	(261)	(375)	375	-
Investment in operations[a]	21	-	4	25	(25)	-
Total[b]	(93)	-	(257)	(350)	350	-

          a        Investment in operations reflects increases in share capital.

b        The difference between the total above of £(350) million for intra-group dividends (including statutory transfer) and investment in operations, of the long-term business operations and the net cash flows to parent company of £(344) million (as shown in note 8) primarily relates to timing differences, intra-group loans and other non-cash items.

v        Other transfers (from) to long-term business operations to Other operations in half year 2010 represent:

	Asian operations £m	US operations £m	UK insurance operations £m	Total long-term business operations £m
Adjustment for net of tax asset management projected profits of covered business	(6)	(2)	(9)	(17)
Other adjustments	5	(13)	-	(8)
	(1)	(15)	(9)	(25)

11 Tax attributable to shareholders' profit

The tax charge comprises:

	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Tax charge on operating profit based on longer-term investment returns:
Long-term business:
Asian operationsnote i	133	83	239
US operations	227	175	416
UK insurance operationsnote i	123	113	245
	483	371	900
Other operations	(18)	(7)	(34)
Total tax charge on operating profit based on longer-term investment returns	465	364	866
Tax credit on items not included in operating profit:
Tax credit on short-term fluctuations in investment returnsnote ii	(219)	(155)	(26)
Tax credit on shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(6)	(20)	(23)
Tax credit on effect of changes in economic assumptions and time value of cost of options and guarantees	(7)	(137)	(336)
Tax credit on costs of terminated AIA transaction	(93)	-	-
Total tax credit on items not included in operating profit	(325)	(312)	(385)
Tax charge on profit on ordinary activities from continuing operations (including tax on actual investment returns)	140	52	481

Notes

i         Including tax relief on Asia development expenses and restructuring costs borne by UK insurance operations.

ii        The tax credit on short-term fluctuations in investment returns for half year 2010 of £219 million includes a credit of £62 million for a net present value reduction in US deferred tax liabilities following changes to variable annuity reserving in accordance with revised statutory guidance.

12 Earnings per share (EPS)

	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Operating EPS:
Operating profit before tax	1,677	1,246	3,090
Tax	(465)	(364)	(866)
Non-controlling interests	(2)	(1)	(3)
Operating profit after tax and non-controlling interests	1,210	881	2,221
Operating EPS (pence)	48.0p	35.4p	88.8p
Total EPS:
Profit from continuing operations before tax	954	67	1,743
Tax	(140)	(52)	(481)
Discontinued operations (net of tax)	-	-	(14)
Non-controlling interests	(2)	(1)	(3)
Total profit after tax and non-controlling interests	812	14	1,245
Total EPS (pence)	32.2p	0.6p	49.8p
Average number of shares (millions)	2,520	2,489	2,501

The average number of shares reflects the average number in issue adjusted for shares held by employee trusts and consolidated unit trusts and OEICs which are treated as cancelled.

13 Reconciliation of net worth and value of in-force business note i

	Half year 2010 £m
				Value of
	Free			in-force	Total
	surplus	Required	Total net	business	long-term
	note 8	capital	worth	note iv	business
Group

Shareholders' equity at 1 January 2010	2,065	2,994	5,059	10,283	15,342
New business contribution:notes ii, iii
Excluding Japan	(337)	223	(114)	744	630
Japan	(2)	-	(2)	1	(1)
Total	(339)	223	(116)	745	629
Existing business - transfer to net worth	882	(213)	669	(669)	-
Expected return on existing business	79	41	120	468	588
Changes in operating assumptions and experience variances	171	2	173	(131)	42
Changes in non-operating assumptions, experience variances and non-controlling interests	56	(16)	40	(117)	(77)
Profit after tax and non-controlling interests from long-term business	849	37	886	296	1,182
Exchange movements on foreign operations and net investment hedges	136	175	311	560	871
Acquisition of UOB Life	30	43	73	2	75
Intra-group dividends (including statutory transfer) and investment in operationsnote v	(385)	-	(385)	35	(350)
Mark to market value movements on Jackson assets backing surplus and required capital	67	-	67	-	67
Other transfers from net worth	(25)	-	(25)	-	(25)
Shareholders' equity at 30 June 2010	2,737	3,249	5,986	11,176	17,162

Representing:

Asian operations

Shareholders' equity at 1 January 2010	801	585	1,386	4,395	5,781
New business contribution:notes ii, iii
Excluding Japan	(123)	39	(84)	382	298
Japan	(2)	-	(2)	1	(1)
Total	(125)	39	(86)	383	297
Existing business - transfer to net worth	255	(1)	254	(254)	-
Expected return on existing business	58	(7)	51	207	258
Changes in operating assumptions and experience variances	(35)	(5)	(40)	(15)	(55)
Changes in non-operating assumptions, experience variances and non-controlling interests	45	(5)	40	(101)	(61)
Profit after tax and non-controlling interests from long-term business	198	21	219	220	439
Exchange movements on foreign operations and net investment hedges	70	64	134	401	535
Acquisition of UOB Life	30	43	73	2	75
Intra-group dividends (including statutory transfer) and investment in operationsnote v	(128)	-	(128)	35	(93)
Other transfers from net worth	(1)	-	(1)	-	(1)
Shareholders' equity at 30 June 2010	970	713	1,683	5,053	6,736

US operations

Shareholders' equity at 1 January 2010	749	1,405	2,154	1,968	4,122
New business contributionnote ii	(179)	146	(33)	268	235
Existing business - transfer to net worth	373	(177)	196	(196)	-
Expected return on existing business	16	28	44	74	118
Changes in operating assumptions and experience variances	96	3	99	(12)	87
Changes in non-operating assumptions, experience variances and non-controlling interests	36	(39)	(3)	37	34
Profit after tax and non-controlling interests from long-term business	342	(39)	303	171	474
Exchange movements on foreign operations and net investment hedges	66	111	177	159	336
Intra-group dividends (including statutory transfer) and investment in operations	-	-	-	-	-
Mark to market value movements on Jackson assets backing surplus and required capital	67	-	67	-	67
Other transfers from net worth	(15)	-	(15)	-	(15)
Shareholders' equity at 30 June 2010	1,209	1,477	2,686	2,298	4,984

	£m Half year 2010
				Value of
				in-force	Total
	Free	Required	Total net	business	long-term
	surplus	capital	worth	note iv	business
UK insurance operations

Shareholders' equity at 1 January 2010	515	1,004	1,519	3,920	5,439
New business contributionnote ii	(35)	38	3	94	97
Existing business - transfer to net worth	254	(35)	219	(219)	-
Expected return on existing business	5	20	25	187	212
Changes in operating assumptions and experience variances	110	4	114	(104)	10
Changes in non-operating assumptions, experience variances and non-controlling interests	(25)	28	3	(53)	(50)
Profit after tax and non-controlling interests from long-term business	309	55	364	(95)	269
Intra-group dividends (including statutory transfer) and investment in operations	(257)	-	(257)	-	(257)
Other transfers from net worth	(9)	-	(9)	-	(9)
Shareholders' equity at 30 June 2010	558	1,059	1,617	3,825	5,442

Notes

i         All figures are shown net of tax.

ii        The movements arising from new business contribution and new business capital usage are as follows:

	Half year 2010 £m
	Asian operations (excluding Japan) note iii	US operations	UK insurance operations	Total long-term business operations note iii	Japan note iii	Total long-term business operations
Pre-tax new business contributionnote 2	396	361	135	892	(1)	891
Tax	(98)	(126)	(38)	(262)	-	(262)
Post-tax new business contribution	298	235	97	630	(1)	629
Free surplus invested in new business	(123)	(179)	(35)	(337)	(2)	(339)
Post-tax new business contribution per £1m free surplus invested	2.4	1.3	2.8	1.9	(0.5)	1.9

	Half year 2009 £m
	Asian operations (excluding Japan) note iii	US operations	UK insurance operations	Total long-term business operations note iii	Japan note iii	Total long-term business operations (as previously published)
Pre-tax new business contributionnote 2	286	292	122	700	(9)	691
Tax	(74)	(102)	(36)	(212)	-	(212)
Post-tax new business contribution	212	190	86	488	(9)	479
Free surplus invested in new business	(106)	(168)	(45)	(319)	(12)	(331)
Post-tax new business contribution per £1m free surplus invested	2.0	1.1	1.9	1.5	(0.8)	1.4

	Full year 2009 £m
	Asian operations (excluding Japan) note iii	US operations	UK insurance operations	Total long-term business operations note iii	Japan note iii	Total long-term business operations (as previously published)
Pre-tax new business contributionnote 2	725	664	230	1,619	(12)	1,607
Tax	(180)	(232)	(64)	(476)	-	(476)
Post-tax new business contribution	545	432	166	1,143	(12)	1,131
Free surplus invested in new business	(231)	(326)	(103)	(660)	(15)	(675)
Post-tax new business contribution per £1m free surplus invested	2.4	1.3	1.6	1.7	(0.8)	1.7

	Half year	Half year	Full year
	2010 £m	2009 £m	2009 £m
Free surplus:
Excluding Japan	(337)	(319)	(660)
Japan	(2)	(12)	(15)
Total	(339)	(331)	(675)
Required capital	223	220	451
Total net worth	(116)	(111)	(224)
Value of in-force business	745	590	1,355
Total long-term business	629	479	1,131

iii       New business contribution and free surplus invested in new business for the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from those of the remainder of the Group.

iv       The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:

Half year 2010	Asian operations	US operations	UK insurance operations	Group
Value of in-force business before deduction of cost of capital and of guarantees	5,340	2,787	4,102	12,229
Cost of capital[a]	(273)	(159)	(229)	(661)
Cost of time value of guarantees[b]	(14)	(330)	(48)	(392)
Net value of in-force business	5,053	2,298	3,825	11,176

Half year 2009	Asian operations	US operations	UK insurance operations	Group
Value of in-force business before deduction of cost of capital and of guarantees	4,028	2,516	3,776	10,320
Cost of capital	(157)	(66)	(209)	(432)
Cost of time value of guarantees	(6)	(290)	(82)	(378)
Net value of in-force business	3,865	2,160	3,485	9,510

Full year 2009	Asian operations	US operations	UK insurance operations	Group
Value of in-force business before deduction of cost of capital and of guarantees	4,605	2,351	4,181	11,137
Cost of capital	(198)	(175)	(221)	(594)
Cost of time value of guarantees	(12)	(208)	(40)	(260)
Net value of in-force business	4,395	1,968	3,920	10,283

a        The increase in cost of capital for Asian operations from full year 2009 of £(198) million to £(273) million at half year 2010 mainly arises from the addition of new business and the impact of foreign exchange.

b        The increase in the cost of time value of guarantees for US operations from full year 2009 of £(208) million to half year 2010 of £(330) million primarily relates to Variable Annuity (VA) business, arising from the lower economic projection and discounting assumptions, driven by the reduction in the US Treasury bond yield and new business written in the period, reflecting the significant increase in VA sales.

v        The amounts shown in respect of free surplus and the value of in-force business for Asian operations for intra-group dividends and investment in operations include the impact of contingent loan funding.

14 Acquisition of United Overseas Bank (UOB) Life Assurance Limited

On 1 February 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments currently estimated at SGD67 million (£32 million), of SGD495 million (£220 million). The acquisition offers new profitable growth opportunities in Asia. As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.

      In addition to the amounts above the Group incurred £2 million of acquisition related costs (excluding integration costs). These have been excluded from the consideration transferred and have been recognised as an expense in the period, in the consolidated income statement. This amount has been excluded from operating profit based on longer-term investment returns.

Goodwill arising on acquisition

£m
Cash consideration	220
Less: fair value of identifiable net assets acquired	(75)
Goodwill arising on acquisition	145

Goodwill arose in the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These assets could not be separately recognised from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights.

      None of the goodwill arising on this transaction is expected to be deductible for tax purposes.

15 Sensitivity of results to alternative assumptions

a Sensitivity analysis - economic assumptions

The tables below show the sensitivity of the embedded value as at 30 June 2010 (31 December 2009) and the new business contribution after the effect of required capital for half year 2010 and full year 2009 to:

•     one per cent increase in the discount rates;

•     one per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

•     one per cent rise in equity and property yields;

•     10 per cent fall in market value of equity and property assets (not applicable for new business contribution);

•     holding company statutory minimum capital (by contrast to economic capital);

•     five basis point increase in long-term expected defaults; and

•     10 basis point increase in the liquidity premium for UK shareholder-backed annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

	£m Half year 2010
	Asian Operations (including Japan*)	US operations	UK insurance operations	Total long-term business operations
New business profit for half year 2010
As reportednote 10	395	361	135	891
Discount rates - 1% increase	(45)	(19)	(20)	(84)
Interest rates - 1% increase	(5)	29	-	24
Interest rates - 1% decrease	3	(30)	-	(27)
Equity/property yields - 1% rise	15	31	7	53
Long-term expected defaults - 5 bps increase	-	-	(4)	(4)
Liquidity premium - 10 bps increase	-	-	8	8

*The impact of the sensitivities above for Japan for half year 2010 are negligible

	£m Full year 2009
	Asian operations (including Japan)	US operations	UK insurance operations	Total long-term business operations
New business profit for full year 2009
As reported	713	664	230	1,607
Discount rates - 1% increase	(91)	(48)	(43)	(182)
Interest rates - 1% increase	(3)	8	(7)	(2)
Interest rates - 1% decrease	3	(12)	8	(1)
Equity/property yields - 1% rise	31	39	11	81
Long-term expected defaults - 5 bps increase	-	-	(9)	(9)
Liquidity premium - 10 bps increase	-	-	18	18

	£m Half year 2010
				Total
			UK	long-term
	Asian	US	insurance	business
	operations	operations	operations	operations
Embedded value of long-term operations at 30 June 2010
As reportednote 10	6,736	4,984	5,442	17,162
Discount rates - 1% increase	(572)	(162)	(399)	(1,133)
Interest rates - 1% increase	(248)	(62)	(229)	(539)
Interest rates - 1% decrease	243	(16)	299	526
Equity/property yields - 1% rise	256	112	215	583
Equity/property market values - 10% fall	(146)	127	(300)	(319)
Statutory minimum capital	55	111	5	171
Long-term expected defaults - 5 bps increase	-	-	(81)	(81)
Liquidity premium - 10 bps increase	-	-	162	162

	£m Full year 2009
				Total
			UK	long-term
	Asian	US	insurance	business
	operations	operations	operations	operations
Embedded value of long-term operations at 31 December 2009
As reportednote 10	5,781	4,122	5,439	15,342
Discount rates - 1% increase	(522)	(146)	(401)	(1,069)
Interest rates - 1% increase	(183)	(137)	(231)	(551)
Interest rates - 1% decrease	231	55	298	584
Equity/property yields - 1% rise	255	82	213	550
Equity/property market values - 10% fall	(147)	(10)	(298)	(455)
Statutory minimum capital	28	123	6	157
Long-term expected defaults - 5 bps increase	-	-	(76)	(76)
Liquidity premium - 10 bps increase	-	-	152	152

Effect of proposed change in UK corporation tax rates

The half year 2010 results exclude the impact of any changes to the UK corporate tax which were announced in the Budget on 22 June 2010 as the changes have not yet been enacted in the legislative process. At the half year 2010 stage, the effect of incorporating a one per cent reduction in the corporate tax rate from 28 per cent to 27 per cent with effect from 1 April 2011 in projecting the tax cash flows attaching to in-force business, would be to increase the net of tax value of the in-force business for UK insurance operations at 1 January 2010 by £31 million.  The impact of further reductions in the UK corporate tax rate to reduce the rate by one per cent per annum each year to 24 per cent in 2014 would increase the net of tax value of the in-force business of UK insurance operations at 1 January 2010 by £110 million.

16 Assumptions

a Best estimate assumptions

Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

      Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

b Principal economic assumptions

Deterministic assumptions

In most countries, the long-term expected rates of return on investments and risk discount rates are set by reference to period end rates of return on cash or fixed interest securities. For the Group's Asian operations, the active basis is appropriate for business written in Japan, Korea and US dollar denominated business written in Hong Kong. Except in respect of the projected returns of holdings of Asian debt and equity securities for those countries where long-term fixed interest markets are less established, the 'active' basis of assumption setting has been applied in preparing the results of all the Group's US and UK long-term business operations.

      For countries where long-term fixed interest markets are less established, investment return assumptions and risk discount rates are based on an assessment of longer-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group's Asian operations. Similarly, the projected returns on holdings of Asian securities in these territories by other Group businesses are set on the same basis.

      Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia, equity risk premiums range from 3.25 per cent to 8.6 per cent (half year 2009: 3.0 per cent to 7.0 per cent; full year 2009: 3.0 per cent to 8.35 per cent). In the US and the UK, the equity risk premium is 4.0 per cent for all periods for which results are prepared in this report.

      Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

      The tables below summarise the principal financial assumptions:

Asian operations	30 Jun 2010%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes ii, iii					note iii		note iii
Risk discount rate:
New business	10.5	4.6	12.5	13.7	-	7.8	8.8	15.75	6.3	7.7	13.75	15.75
In force	10.5	4.6	12.5	13.7	5.1	7.2	8.9	15.75	7.3	7.8	13.75	15.75
Expected long-term rate of inflation	3.5	2.25	4.0	5.0	0.0	3.0	2.5	5.0	2.0	2.0	3.0	5.0
Government bond yield	7.0	3.0	7.5	9.0	1.7	5.0	5.75	9.0	4.75	5.5	7.0	9.0

	30 Jun 2009%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes ii, iii					note iii		note iii
Risk discount rate:
New business	11.75	5.1	14.25	15.25	5.1	9.2	9.25	15.75	5.65	9.0	13.0	16.75
In force	11.75	5.3	14.25	15.25	5.1	9.2	9.2	15.75	6.8	8.9	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.0	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	3.6	9.25	10.25	1.9	5.3	6.5	9.25	4.25	5.5	6.75	10.25

	31 Dec 2009%
	China	Hong Kong	India	Indonesia	Japan	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
	note iv	notes ii, iii		note iv		note iv	note iii	note iv	note iii			note iv
Risk discount rate:
New business	11.75	5.5	14.25	13.8	5.1	8.2	9.4	15.75	5.7	7.5	13.0	16.75
In force	11.75	5.7	14.25	13.8	5.1	8.4	9.5	15.75	6.8	7.5	13.0	16.75
Expected long-term rate of inflation	4.0	2.25	5.0	6.0	0.0	2.75	2.75	5.0	1.75	2.25	3.0	6.0
Government bond yield	8.25	3.9	9.25	10.25	1.9	5.5	6.5	9.25	4.25	5.5	6.75	10.25

	Asia total %
	30 Jun 2010	30 Jun 2009	31 Dec 2009
Weighted risk discount rate:note i
New business (excluding Japan)	9.1	9.3	9.0
In force	8.6	8.5	8.8

Notes

i         The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result and the closing value of in-force business.

ii        The assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force Hong Kong business.

iii       The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	30 Jun 2010	30 Jun 2009	31 Dec 2009
	%	%	%
Hong Kong	7.0	7.6	7.9
Malaysia	11.7	12.4	12.4
Singapore	10.7	10.2	10.2

          To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

iv       At full year 2009, the Group reconsidered the application of the Group's methodology for certain less established operations, with a consequent change in the risk discount rates used for Indonesia and Korea and a change in the assumed capital requirement to better align with internal management and pricing bases, primarily in China, Indonesia, Philippines and Vietnam.

US operations (Jackson)	30 Jun 2010%	30 Jun 2009%	31 Dec 2009%
Assumed new business spread margins:note iii
Fixed Annuity business (including the proportion of variable annuity business invested in the general account):note i
First five years:
January to June issues	2.0	2.75	2.75
July to December issues	n/a	n/a	2.25
Long-term assumption	2.0	2.0	2.0
Fixed Index Annuity business:
January to June issues	2.5	3.5	3.5
July to December issues	n/a	n/a	2.5

Risk discount rate:
Variable annuity	7.5	7.6	8.2
Non-variable annuity	5.3	4.3	6.2
Weighted average total:note ii
New business	7.2	6.3	7.8
In force	6.4	5.7	7.2
US 10-year treasury bond rate at end of period	3.0	3.6	3.9
Pre-tax expected long-term nominal rate of return for US equities	7.0	7.6	7.9
Expected long-term rate of inflation	1.8	1.8	2.4

Notes

 i        For new business issuances in half year 2010, the assumed spread margin for fixed annuities and for the proportion of variable annuity business invested in the general account of 2.0 per cent applies from inception for all durations and reflects the combined effects of net annualised yields on new assets of 5.3 per cent and crediting rates. The assumptions for half year and full year 2009 reflected the exceptional combined benefit of high investment yields which were 7.0 per cent for half year and 6.4 per cent for full year 2009, and lower crediting rates,  The assumptions for those periods included a provision that crediting rates and spreads would normalise in the future.  Therefore, the assumption for new business spreads shown above were set at the higher new level for the first five years before reducing over the following 10 years with the valuation of new business taking into account an assumed associated risk of increased lapse under certain interest rate scenarios.

ii        The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business.  The decrease in the weighted average risk discount rates from full year 2009 to half year 2010 primarily reflects the decrease in the US 10 year Treasury bond rate of 90 bps, partly offset by a change in the product mix with the half year 2010 results seeing an increase in the proportion of new and in-force business arising from Variable Annuity business.

iii       Credit risk treatment

          The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years. The expected new business spread margins are determined after allowing for a Risk Margin Reserve (RMR) allowance for half year 2010 of 25 bps (half year 2009: 33 bps; full year 2009: 28 bps) for longer-term defaults as described in note 1b(iii). The RMR of 25 bps represents the allowance, as at the valuation applied in the cash flow projections of the value of the in-force business.
          In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.
          The results for Jackson reflect the application of the discount rates shown above, which for half year 2010 and full year 2009 reflect the inclusion of an additional allowance for a combination of credit risk premium and short-term default allowance as described in note 1b(iii) and note 6.

          In the event that US 10-year treasury rates increase, the altered embedded value results would reflect a lower contribution from fixed annuity business and a partially offsetting increase for variable annuity business as the projected earned rate, as well as the discount rate, would increase for this type of business.

UK insurance operationsnote iv	30 Jun 2010%	30 Jun 2009%	31 Dec 2009%
Shareholder-backed annuity business:
Risk discount rate:notes i, iv
New business	7.3	11.0	8.7
In force	9.6	11.0	10.2
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:note iii
Fixed annuities	5.1	6.7	5.6
Inflation-linked annuities	5.5	6.1	5.8

Other business:
Risk discount rate:notes ii, iv
New business	6.6	7.1	7.7
In force	6.8	7.0	7.4
Pre-tax expected long-term nominal rates of investment return:
UK equities	8.0	8.1	8.4
Overseas equities	7.0 to 10.1	7.6 to 10.3	7.9 to 10.3
Property	6.2	6.4	6.7
Gilts	4.0	4.1	4.4
Corporate bondsnote iv	5.6	5.6	6.1
Expected long-term rate of inflation	3.5	3.7	3.7
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.5	6.75	6.9
Life business	5.7	6.1	6.0

Notes

i         The risk discount rate applied to shareholder-backed annuity business has been determined after allowing for credit risk as detailed in note iv below.

ii        The risk discount rates for new business and business in force for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

iii       The pre-tax rates of return for shareholder-backed annuity business are based on the gross redemption yield on the backing assets net of a best estimate allowance for future defaults.

iv       Credit spread treatment

For with-profits business, the embedded value reflects the discounted value of future shareholder transfers. These transfers are directly affected by the level of projected rates of return on investments, including debt securities.  For the half year 2010 and full year 2009 results the assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

For the half year 2009 results the Company's projected rate of return on debt securities of the with-profits fund was determined assuming levels of credit spreads, longer-term default allowance and discount rate methodology that were unchanged relative to those used at 31 December 2007.

                   For UK shareholder-backed annuity business, different dynamics apply both in terms of the nature of the business and the EEV methodology applied. For this type of business the assets are generally held to maturity to match long duration liabilities. It is therefore appropriate under EEV methodology to include a liquidity premium in the economic basis used. The appropriate EEV risk discount rate is set in order to equate the EEV with a 'market consistent embedded value' including liquidity premium. The liquidity premium in the 'market consistent embedded value' is derived from the yield on the assets held after deducting an appropriate allowance for credit risk. The risk discount rate in EEV reflects the excess of the total allowance for credit risk over the best estimate default assumptions. For Prudential Retirement Income Limited (PRIL), which has approximately 90 per cent of UK shareholder-backed annuity business, the allowance for credit risk at 30 June 2010 is made up of:

a        17 bps for fixed annuities and 15 bps for inflation-linked annuities in respect of long-term expected defaults. This is derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating, to the asset portfolios.

b        12 bps for fixed annuities and 10 bps for inflation-linked annuities in respect of long-term credit risk premium for the potential volatility in default levels. This is derived by applying the 95th worst percentile from Moody's data from 1970 to 2004, to the asset portfolios.

c        40 bps for fixed annuities and 36 bps for inflation-linked annuities in respect of additional short-term credit risk, reflecting short-term credit rating downgrades and defaults in excess of the long-term assumptions. This element of the overall credit assumption has not been derived by reference to credit spreads; rather it has been reduced in order to offset the impact of actual downgrades during the period on the long-term assumptions in (a) and (b) above and increased to eliminate the positive experience variance that would otherwise have arisen from the small number of actual defaults that were experienced in the period. In addition, the assumptions have been updated to reflect changes in the asset mix, arising particularly from the sale of subordinated financial debt and the addition of higher credit quality new business assets (compared to the in-force portfolio).
          The credit assumptions used and the residual liquidity premium element of the bond spread over swap rates is as follows:

	Half year 2010	Half year 2009	Full year 2009
	(bps)	(bps)	(bps)
Bond spread over swap rates	173	275	175
Credit risk allowance
Long-term expected defaults	17	24	19
Long-term credit risk premium	11	15	13
Short-term allowance for credit risk	39	46	39
Total credit risk allowance	67	85	71
Liquidity premium	106	190	104

          For new business the weighted average of the point of sale liquidity premium was as follows:

	Half year 2010	Half year 2009	Full year 2009
	(bps)	(bps)	(bps)
Bond spread over swap rates	110	249	198
Total credit risk allowancenote	37	80	54
Liquidity premium	73	169	144

Note

At half year 2009, the year end 2008 total allowance for credit risk of 80 basis points for the portfolio as a whole was retained for new business pricing.  At full year 2009, specific assets were allocated to the year's new business with the appropriate allowance for credit risk which was 54 basis points.  This approach has been continued in half year 2010 for which 37 basis points is the appropriate allowance.  The reduced allowance reflects the assets held and other factors that influence the necessary level of provision.

          The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

      Details are given below of the key characteristics and calibrations of each model.

Asian operations

•     The same asset return models as used in the UK, appropriately calibrated, have been used for the Asian operations as described for UK insurance operations below. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset.

•     The stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia and Singapore operations.

•     The mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns for half year 2010 ranges from 18 per cent to 35 per cent (half year 2009: 18 per cent to 30 per cent;
  full year 2009: 18 per cent to 35 per cent), and the volatility of government bond yields ranges from 1.3 per cent to 2.4 per cent (half year 2009 and full year 2009: 1.3 per cent to 2.4 per cent).

US operations (Jackson)

•     Interest rates are projected using a log-normal generator calibrated to the market yield curve at the valuation date;

•     Corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and

•    Variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns for all periods ranges from
 18.6 per cent to 28.1 per cent, depending on the class of equities, and the standard deviation of interest rates for all periods ranges from 1.4 per cent to 1.6 per cent.

UK insurance operations

•    Interest rates are projected using a two-factor model calibrated to the initial market yield curve;

•    The risk premium on equity assets is assumed to follow a log-normal distribution;

•    The corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and

•    Property returns are modelled in a similar fashion to corporate bonds, namely as the return on a riskless bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

      For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied are as follows:

	Half year 2010%	Half year 2009%	Full year 2009%
Equities:
UK	18.0	18.0	18.0
Overseas	18.0	16.0	18.0
Property	15.0	15.0	15.0

c Demographic assumptions

Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

d Expense assumptions

Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. It is Prudential's policy not to take credit for future cost reduction programmes until the savings have been delivered.

      For Asian life operations, the expenses comprise costs borne directly and recharged costs from the Asia Regional Head Office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges.

      Expenditure of the Regional Head Office that is not allocated to the covered business or asset management operations is charged as incurred. These costs are primarily for corporate related activities. Development expenses are also charged as incurred.

      Corporate expenditure for Group Head Office, to the extent not allocated to the PAC with-profits fund, is charged to EEV basis results as incurred.

e Taxation and other legislation

Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and the relevant legislation passed.

17 Sale of the Taiwan agency business in 2009

£m 2009
Profit on sale and results for Taiwan agency business	91

In half year 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. The sale was completed on 19 June 2009.

The profit on sale and results for the period of ownership comprise:

£m
Proceeds	-
Net asset value attributable to equity holders of Company after the effect of completion and other adjustments and provision for restructuring costs	135
Goodwill written off	(44)
91

Representing:
Profit arising on sale and result for long-term business operations	148
Goodwill written off	(44)
Adjustments in respect of restructuring costs borne by non-covered business	(13)
91

18 Post balance sheet events

Change to the Group's holding in PruHealth and PruProtect

On 1 August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth and PruProtect, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million.  Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion.  As a result of the transaction, Discovery have increased their shareholding in both PruHealth and PruProtect from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding in each case has reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

      The impact of this transaction on the EEV results, including any dilution gain or loss, is being assessed and will be included within the EEV supplementary information to the Group's full year financial statements.

Total insurance and investment products new businessnotes i,iii,iv

							Annual premium and contribution equivalents			Present value of new business premiums

	Single			Regular			(APE)			(PVNBP)
	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m	Half year 2010 £m	Half year 2009 £m	Full year 2009 £m
Group insurance operations
Asia - excl Japannote iii	430	327	785	670	492	1,131	713	524	1,209	3,316	2,551	5,982
US	5,493	3,798	8,885	11	12	24	560	392	912	5,569	3,889	9,048
UK	2,438	2,451	4,768	138	131	246	382	376	723	3,081	3,062	5,902
Group total - excl Japan	8,361	6,576	14,438	819	635	1,401	1,655	1,292	2,844	11,966	9,502	20,932
Japan	8	38	57	6	25	46	7	29	52	34	155	263
Group total	8,369	6,614	14,495	825	660	1,447	1,662	1,321	2,896	12,000	9,657	21,195
Asian insurance operations
Hong Kong	31	31	94	127	92	232	130	95	241	746	582	1,414
Indonesia	39	13	41	125	82	186	129	83	190	464	282	671
Malaysia	20	33	63	75	49	140	77	52	146	406	295	814
Philippines	23	3	14	8	4	10	10	4	11	42	14	39
Singapore	147	115	297	60	40	98	75	52	128	573	409	1,033
Thailand	8	5	14	12	8	14	13	8	16	45	25	54
Vietnam	-	-	1	18	15	35	18	15	35	65	55	128
SE Asia inc. Hong Kong	268	200	524	425	290	715	452	310	767	2,341	1,662	4,153
China	60	43	72	21	17	38	27	21	45	161	125	253
India	32	32	47	116	73	163	119	76	168	329	272	581
Korea	24	20	38	43	64	118	45	66	122	226	314	568
Taiwan	46	32	104	65	48	97	70	51	107	259	178	427
Total Asian operations - excl Japan	430	327	785	670	492	1,131	713	524	1,209	3,316	2,551	5,982
US insurance operations
Fixed annuities	416	701	1,053	-	-	-	42	69	105	416	701	1,053
Fixed index annuities	600	575	1,433	-	-	-	60	58	143	600	575	1,433
Life	5	5	10	11	12	24	11	13	25	81	96	173
Variable annuities	4,472	2,517	6,389	-	-	-	447	252	639	4,472	2,517	6,389
Total US insurance operations	5,493	3,798	8,885	11	12	24	560	392	912	5,569	3,889	9,048
UK insurance operations
Direct and partnership annuities	362	273	590	-	-	-	36	27	59	362	273	590
Intermediated annuities	119	140	242	-	-	-	12	14	24	119	140	242
Internal vesting annuities	637	726	1,357	-	-	-	64	73	136	637	726	1,357
Total individual annuities	1,118	1,139	2,189	-	-	-	112	114	219	1,118	1,139	2,189
Corporate pensions	159	115	192	106	103	191	122	114	210	613	571	1,007
Onshore bonds	688	758	1,444	-	-	-	69	76	145	689	759	1,444
Other products	462	419	881	32	28	55	78	70	143	650	573	1,200
Wholesale	11	20	62	-	-	-	1	2	6	11	20	62
Total UK insurance operations	2,438	2,451	4,768	138	131	246	382	376	723	3,081	3,062	5,902
Group Total - excl Japan	8,361	6,576	14,438	819	635	1,401	1,655	1,292	2,844	11,966	9,502	20,932

Investment products - funds under managementnotes ii, v

	2010 £m
	1 Jan 2010	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2010
Asian operations	19,474	37,983	(38,281)	1,169	20,345
US operations	-	-	-	-	-
UK operations	70,306	13,372	(8,698)	690	75,670
Group total	89,780	51,355	(46,979)	1,859	96,015

	2009 £m
	1 Jan 2009	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2009
Asian operations	15,232	32,084	(30,628)	(311)	16,377
US operations	50	6	(18)	-	38
UK operations	46,997	12,631	(4,006)	299	55,921
Group total	62,279	44,721	(34,652)	(12)	72,336

Notes

i         The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.
          Annual Premiums Equivalents (APEs) are calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts and are subject to roundings. New business premiums for regular premium products are shown on an annualised basis. Department of Work and Pensions (DWP) rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

                   The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods.  With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classed of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

                   The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk.  These products are described as investment contracts or other financial instruments under IFRS.  Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

ii        Investment products referred to in the table for funds under management above are unit trust, mutual funds and similar types of retail fund management arrangements.  These are unrelated to insurance products that are classified as 'investment contracts' under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

iii       The tables above include new business for the Taiwan bank distribution operation.  New business of the Taiwan Agency business, which was sold in June 2009, is excluded from the tables.

iv       New business sales for the Group's Japanese insurance subsidiary, which ceased selling new business with effect from 15 February 2010, have been presented separately from the remainder of the Group.

v        New business and market gross inflows and redemptions have been translated at an average exchange rate for the year applicable.  Funds under management at points in time are translated at the exchange rate applicable at those dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  12 August 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Company Secretary